Artificial Intelligence Economic Development Corporation
Statements of Changes in Shareholders' Equity
From January 1st, 2019 to December 31, 2020
(Unaudited)

	Common Stock		Preferred Stock			Paid-in-Capital		Retained Deficit		Total Shareholders' Equity
	Shares	Amount	Shares	Amount						
Balance, January 1st, 2019	550,000	$ 33,000	-	$ -		$ 53,854		$ (26,600)		$ 60,254
Net loss								(29,600)		(29,600)
Balance, December 31, 2019	550,000	$ 33,000	-	$ -		$ 53,854		$ (56,200)		$ 30,654
Issuance of Common Stock to Nowrocki Family Trust	85,800	5,148	-	-		-		-		5,148
Net loss								(24,600)		(24,600)
Balance, December 31, 2020	635,800	$ 38,148	-	$ -		$ 53,854		$ (80,800)		$ 11,202